Exhibit 99.1

The table below specifies the date, amount and weighted average price per share of Common Stock purchased by Cascade Investment, L.L.C. during the period January 13, 2009 through January 26, 2009.  All of the acquisitions were affected on the New York Stock Exchange through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share
1/13/2009	371,500	$23.8533
1/14/2009	440,000	$22.7361
1/15/2009	275,000	$23.2056
1/16/2009	423,138	$25.1471
1/20/2009	500,000	$25.3468
1/21/2009	450,000	$25.6419
1/22/2009	500,000	$25.5073
1/23/2009	500,000	$25.4836
1/26/2009	450,000	$25.9263